Exhibit 99.1

Nova Measuring Instruments Ltd.
Weizmann Science Park, Building 22, 2nd Floor
Einstein Street, Ness Ziona, Israel
Tel: 972-8-9387505
Fax: 972-8-9407776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

        The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the “Company”), an Israeli Corporation, hereby appoints Dr. Giora Dishon and Dror David, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company, Building 22 (2nd floor) Weizmann Science Park, Building 22, 2nd Floor, Einstein Street, Ness Ziona, August 31, 2006 at 17:00 local time in Israel, or at any adjournment(s) or postponement(s) thereof, with respect to all of the Ordinary Shares of the Company which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy.

        If a shareholder fails to vote by proxy or in person with regard to a specific proposal or if a shareholder does not indicate whether or not he or she is a controlling shareholder (as such term is described in the Company’s Proxy Statement) in connection with Item No. 4, the shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, the practical effect will be to reduce the number of affirmative votes required to constitute approval of the proposal. Further, if a written proxy is signed by a shareholder and returned without instructions, the ordinary shares represented by the proxy will be deemed to have voted “ABSTAIN” with respect to all of the proposals set forth herein. Broker “non-votes” will be considered abstentions. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” the proposal considered at the Shareholders’ Meeting, although they will be counted in determining whether a quorum is present.

        This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Annual general Meeting of Shareholders or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED WITH PROOF OF IDENTITY IN ACCORDANCE THE COMPANY'S PROXY STATEMENT, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED "ABSTAIN". EACH OF THE MATTERS LISTED BELOW HAS BEEN PROPOSED BY THE COMPANY.	Please mark your votes as indicated in this example	☒

Item No. 1	To review and discuss the Company's restated audited financial statements for the year ended on December 31, 2004.	NO VOTE REQUIRED

Item No. 2	To review and discuss the Company's audited financial statements for the year ended on December 31, 2005.	NO VOTE REQUIRED

Item No. 3	To elect 6 directors to the Company's Board of Directors, none of which is to serve as an external director.

VOTE FOR EACH DIRECTOR SEPARATELY.

	FOR	AGAINST	ABSTAIN

Micha Brunstein	☐	☐	☐
Joseph Ciechanover	☐	☐	☐
Giora Dishon	☐	☐	☐
Alon Dunamis	☐	☐	☐
Moshe Finarov	☐	☐	☐
Avi Kerbs	☐	☐	☐

Item No. 4	To elect 1 external director to the Company's Board of Directors.

	FOR	AGAINST	ABSTAIN

Ms. Naama Zeldis	☐	☐	☐

With regard to the election of an external director, are you a controlling shareholder (for explanation, see below)[1] ?	*YES ☐	NO ☐

*If yes, please specify nature of your control: _________________________________________________

_____________________________________________________________________________________________

_____________________________________________________________________________________________

[1] The vote of any Shareholder who does not complete these boxes, or marks ‘yes’ without specifying the (nature of the controlling interest, will not be counted.

Under the Companies Law of 1999 (the “Companies Law”), “control” means: “the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of the means of control of the corporation.” “Means of control” of a corporation means: any of the following: (i) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (ii) the right to appoint directors of the corporation or its general manager”.

Item No. 5	To reappoint Brightman Almagor & Co. as the independent public accountants of the Company for the year ending December 31, 2006, and to authorize the Audit Committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Item No. 6	To approve the amendments to Chapter F of the Articles of Association of the Company with respect to exemption from liability, insurance and indemnity in order to ensure that the Articles comply with Amendment No. 3 to the Israeli Companies Law of 1999.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Item No. 7	To approve the amended letter of Indemnification to be given to directors and officers of the Company as may serve from time to time. (The Letter of Indemnification may become effective only if the proposal in Item No. 6 is approved.)

FOR	AGAINST	ABSTAIN

☐	☐	☐

Item No. 8	To approve severance arrangements with Mr Barry Cox, following his resignation from the position of Chairman and member of the Board of Directors of the Company.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Item No. 9	To approve the agreement between the Company and Dr. Micha Brunstein, Chairman of the Board of Directors of the Company.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Item No. 10	To approve the employment terms of the Chief Executive Officer of the Company, Dr. Giora Dishon, for the period July 1, 2005 through June 30, 2006.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Item No. 11	To approve the employment agreement between the Company and the Chief Executive Officer of the Company, Dr. Giora Dishon.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Item No. 12	To approve the employment terms of the Chief Technology Officer of the Company, Dr. Moshe Finarov, for the period July 1, 2005 through June 30, 2006.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Item No. 13	To approve the employment agreement between the Company and the Chief Technology Officer of the Company, Dr. Moshe Finarov.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Item No. 14	To approve the grant of options to the Company's directors and external directors.

VOTE FOR EACH DIRECTOR SEPARATELY.

	FOR	AGAINST	ABSTAIN

Joseph Ciechanover, Director	☐	☐	☐
Avi Kerbs, Director	☐	☐	☐
Alon Dunamis, Director	☐	☐	☐
Dan Falk, External Director	☐	☐	☐
Naama Zeldis, External Director	☐	☐	☐

Item No. 15	To approve remuneration terms for directors and external directors of the Company.

FOR	AGAINST	ABSTAIN

☐	☐	☐

In the discretion of the proxies on any other matters that may properly come before the Annual General Meeting of Shareholders or any adjournment(s) or postponement(s) thereof.

☐ I/we plan to attend the Annual General Meeting of Shareholders.

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on August 1st, 2006, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the Annual Meeting or any adjournments thereof.

Signature _______________________________ Signature _______________________________

Date _____________

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, all persons must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy.PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT.